UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For November 11, 2024 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒ • Proactive safety strategy resulted in a loss-of-life free quarter with 5 of our 9 underground mines having achieved over 1 million loss-of-life free shifts each • Harmony awarded gold in the Water Conservation Category at the Eco-Logic Awards on 30 October 2024 for refurbishing three municipal Wastewater Treatment Plants • Steady quarterly group gold production, decreasing by only 1% to 13 131kg (422 172oz) from 13 223kg (425 130oz)1 • Mponeng production increased by 28% due to higher recovered grades and tonnes milled, generated operating free cash flow of R1 842 million (US$103 million) • Underground recovered grades remain high at 6.32g/t from 6.29g/t, mainly due to excellent recovered grades at Mponeng and Moab Khotsong • 14% increase in group all-in sustaining costs (AISC) to R963 310/kg (US$1 667/oz) from R841 436/kg (US$1 404/oz) in line with FY25 guidance • 21% increase in average gold price received to R1 360 974/kg (US$2 356/oz) from R1 127 208/kg (US$1 881/oz) • Group operating free cash flow2, increased by 60% to R5 179 million (US$288 million) driven by higher recovered grades and a higher average gold price received • 23% increase in gold revenue to R18 125 million (US$1 009 million) from R14 781 million (US$793 million) • Strong, flexible balance sheet with net cash position increasing to R6.3 billion (US$362 million) and liquidity of R15.7 billion (US$909 million) in cash and undrawn facilities Harmony again delivered an exceptional first quarter through consistent operational excellence and higher recovered grades at our South African high-grade underground operations. We are pleased to report a loss-of-life free quarter, a significant achievement for underground gold mining in South Africa, demonstrating that a safe mine is a profitable mine. Operating free cash flow generation remains strong with excellent operating free cash flow margins at our South African high-grade underground, South African surface and Hidden Valley operations. The high average rand gold price received continues to boost free cash flow generation, further strengthening our balance sheet this quarter. As a result, we are well-positioned to execute on our various life-of-mine extension projects and take our transformational international copper-gold projects up the value curve. We have a globally significant resource base with over 136 million ounces in Mineral Resources. This includes copper and gold. While value-accretive acquisitions are a key part of our growth strategy, internal investment and reserve conversion remains an affordable and effective way of creating value, especially at the current high gold prices. Harmony continues to demonstrate the significant value inherent in our existing portfolio. We continue investing in lower-risk, high-quality and high-margin ounces which will improve the overall profitability of our portfolio over time. Harmony has a long production profile and our existing project pipeline will enable us to remain a 1.4 million ounce producer for well over 20 years. Through our various gold and copper projects, real all-in sustaining cost (AISC) is expected to reduce in the medium to long term as the quality of our production mix improves and copper is introduced. Projects such as Eva Copper in Australia and Wafi-Golpu in Papua New Guinea will be transformational, moving Harmony significantly down the global cost curve. Harmony has a strong safety and operational culture and we remain the partner of choice wherever we operate. We have invested in improving our operational flexibility, infrastructure reliability and have a predictable and stable cost structure. The quality of our portfolio also continues to improve and our projects remain well-sequenced ensuring capital intensity remains affordable through the cycle. Through good financial discipline and applying a balanced approach to our capital allocation framework, we aim to reward our shareholders alongside our growth aspirations. Creating long-term value for our shareholders and stakeholders through operational consistency and embedded sustainability is what we call Mining with Purpose. Health and safety The health and safety of our people is our main priority. The remarkable long-term improvement in our group safety performance is evidence that our various programmes and initiatives are yielding the desired results. While Harmony's long-term safety performance continues to improve, more needs to be done to ensure we achieve our goal of zero loss of life and eliminate significant unwanted events. The group lost time injury frequency rate (LTIFR) unfortunately regressed to 5.53 in Q1FY25 from 4.84 in Q1FY24 mainly due to an increase in lower KEY HIGHLIGHTS (Q1FY25 vs Q1FY24) Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) OPERATIONAL UPDATE for the three months ended 30 September 2024 (“Q1FY25”) vs 30 September 2023 ("Q1FY24") OPERATIONAL EXCELLENCE AND HIGHER UNDERGROUND RECOVERED GRADES ENSURE HARMONY DELIVERS ANOTHER SOLID QUARTER WITH EXCEPTIONAL FREE CASH FLOW GENERATION 1 Note: Q1FY24 was an exceptional quarter due to the outperformance from Mponeng and Hidden Valley 2 Operating free cash flow = revenue – cash operating cost – capital expenditure - Franco-Nevada non-cash adjustment +- impact of run-of-mine as per operating results Unless otherwise indicated, all currency conversions for this reporting period are at the average exchange rate of R17.97/US$1 (Q1FY24: R18.64/US$1) Please note that financial information has not been reviewed or audited by the Company's external auditors. Any pro-forma financial information is the responsibility of the Board of Directors and is presented for illustration purposes only, and because of its nature, it may not fairly present the Company’s financial position Johannesburg, South Africa. Monday, 11 November 2024. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report its operational update for the three months ended 30 September 2024 (Q1FY25). 2 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024 energy agencies such as 'slip and fall' and 'material handling'. We are working tirelessly to ensure all working environments are safe at all times while embedding a culture of safety and living the Harmony values at work and at home. Some of the notable achievements this reporting period include: • a loss-of-life free quarter for the group • Hidden Valley has not had a loss-of-life since July 2015 (3 361 days) • three of our South African underground operations (Masimong, Moab Khotsong and Joel) have achieved over three million loss-of-life free shifts each • two of our South African underground operations (Target 1, Kusasalethu), have each achieved over one million loss-of-life free shifts Responsible stewardship Harmony was awarded gold in the Water Conservation Category at the Eco-Logic Awards on 30 October 2024 in Cape Town for refurbishing three municipal Wastewater Treatment Plants (WWTPs). The Eco-Logical Award recognises organisations and individuals that positively contribute to a sustainable world. We refurbished three WWTPs on behalf of the Matjhabeng, Matlosana and Merafong municipalities to increase sewage treatment capacity by around 30 million litres per day. We have invested more than R35 million in refurbishing these WWTPs and all three projects were delivered on time, on budget with zero injuries. This recognition demonstrates our commitment to Mining with Purpose as we continue giving back to our host communities and creating shared value for all our stakeholders. Production Group gold production for the quarter remained largely flat year-on-year at 13 131kg (422 172oz) compared to 13 223kg (425 130oz) in Q1FY24. • South Africa underground high-grade operations: production increased by 15% year-on-year to 4 872kg (156 639oz) from 4 234kg (136 126oz) mainly due to the ongoing outperformance at Mponeng. Production from Mponeng this quarter increased by 28% to 2 997kg (96 356oz) while production at Moab Khotsong remained steady at 1 875kg (60 283oz). Uranium is a by-product from the gold extraction process at Moab Khotsong. This quarter, uranium production decreased by 10% to 63 092kg (139 094lb) from 70 044kg (154 420lb) in Q1FY24. Year-on-year, the average uranium price received increased by 39% to US$80.84/lb from US$58.21/lb, resulting in uranium revenue of R199 million (US$11 million) for the quarter. • South African underground optimised operations: production decreased by 10% to 4 887kg (157 121oz) from 5 448kg (175 158oz) mainly as a result of lower grades and volumes at Tshepong North and Tshepong South. A continuous drive for these mines remain footwall reduction, quality mining and mining mix from the southern panels to improve the belt grade.We have seen a significant reef recovery benefit at Kusasalethu since moving the ore processing to Mponeng plant in Q1FY22, with a cumulative benefit of 555kg (19 509oz) or approximately 43kg (1 382oz) each quarter, to date. With an overall contribution of 37% towards total production, these optimised assets play an important role in funding our growth strategy. It is therefore necessary to continue investing sustaining capital at these operations to maintain the necessary flexibility. • South African surface source operations: production remained steady at 2 168kg (69 703oz) from 2 185kg (70 250oz). Mine Waste Solutions (MWS) is the largest contributor to our surface production, delivering a 1% increase in production of 878kg (28 228oz) for the quarter compared to 872kg (28 035oz) in Q1FY24. All our surface retreatment operations delivered higher production volumes year-on-year. • International: Hidden Valley's production decreased by 11% which was in line with its plan as recovered grades normalised after we mined through the high-grade Big Red lobe. We are progressing the Stage 7 East and West cutbacks with Stage 8 stripping also underway. Silver production from Hidden Valley decreased by 5% to 29 515kg (948 928oz) from 30 914kg (993 914oz) in Q1FY24. The average silver price received increased by 19% to R16 823/kg (US$29.21/oz) from R14 157/kg (US$23.59/oz) in Q1FY24. As a result, we generated R500 million (US$28 million) in silver revenue at Hidden Valley this quarter, an increase of 15% year-on-year. Silver grades remain high as a result of isolated areas of very high-grade silver not previously identified in the geological model. Recovered grades Average recovered grades at the South African underground operations remain high at 6.32g/t (Q1FY24: 6.29g/t). This was mainly due to the excellent recovered grades at our South African high-grade operations which increased by 11% to 9.90g/t from 8.89g/t in Q1FY24. Recovered grades at Mponeng remain exceptional at 10.70g/t with volumes milled also increasing by 16% to 280 000 tonnes from 242 000 tonnes, driving the outperformance. We have obtained good development grades at most of our underground operations this quarter, which were in line with or higher than reserve grades. The South African surface operations delivered a steady yield of 0.20g/t, unchanged year-on-year. We remain focussed on blending the various surface sources to ensure optimised grade control per stream at our various plants. At Hidden Valley, recovered grades decreased by 30% to 1.24g/t from 1.76g/t as previously communicated and in line with the mine plan. Total ore tonnes milled increased by 26% mainly due to an update of the geological model showing higher tonnes but at a marginally lower gold grade and higher silver grade. Costs Costs remain under control with increases in line with our plans. Year-on-year increases were mainly due to the annual inflationary increase in labour and winter tariffs on electricity. Royalty payments also increased by 47% to R496 million (US$28 million) from R337 million (US$18 million) as a result of higher profitability. Quarterly, AISC remained well below FY25 guidance. • Cash operating costs in Q1FY25 increased by 14% to R812 811/kg (US$1 407/oz) from R711 999/kg (US$1 188/oz) in Q1FY24 • All-in sustaining costs (AISC) increased by 14% to R963 310/kg (US$1 667/oz) from R841 436/kg (US$1 404/oz) in Q1FY24 • All-in costs (AIC) increased by 14% to R1 026 004/kg (US$1 776/oz) from R900 505/kg (US$1 503/oz) Average gold price received The average rand gold price received this quarter increased by 21% to R1 360 974/kg from R1 127 208/kg in Q1FY24. The strong rand/kg gold price continues to provide Harmony with a significant tailwind and good hedging opportunities. We are also pleased that the final delivery into the streaming contract at MWS was made in October (Q2FY25). This will have a meaningful impact on free cash flows generated at this operation going forward. The average gold price received at MWS in Q1FY25 was R 1 081 756/kg, approximately 20% below the average gold price received for the group as a result of the stream. The average gold price received at MWS will now be in line with our other operations. Capital expenditure Total capital expenditure for the quarter increased by 17% year-on-year mainly due to the large capital projects underway. These projects will improve the quality of our portfolio, extend the life-of-mine at our high-grade operations and improve the group operating free cash flow margins. The Moab Khotsong and Mponeng 3 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024 life-of-mine extension projects are progressing well with the procurement of additional trackless mobile machinery underway. Our other mining project in South Africa is the Doornkop 207 and 212 level project which is also progressing well. On 22 October 2024, we celebrated the first tailings deposition on phase 1 of the Kareerand Tailings Storage Facility extension project at MWS which was delivered on time and within budget. The bulk of the project capital is expected to be deployed by the end of this financial year after which margins and free cash flows at MWS will improve further. Higher ongoing development capital at our underground mines as planned, also contributed towards the increase in capital expenditure for the quarter. Construction of our 100MW renewable energy solar photovoltaic plant at Moab Khotsong, will commence before the end of the 2024 calendar year. Operating free cash flow and gold revenue Group operating free cash flow (the free cash flow generated after all capital expenditure), increased by 60% to R5 179 million (US$288 million) from R3 236 million (US$174 million) year-on-year. Group operating free cash flow margins increased to 29% in this reporting period from 22% in Q1FY24. Gold revenue increased by 23% to R18 125 million (US$1 009 million) this quarter from R14 781 million (US$793 million) in Q1FY24. INTERNATIONAL PROJECTS Eva Copper We are in the final stages of the Feasibility Study update for the Eva Copper Mine Project (Eva or the Project) in North West Queensland, Australia. Current study activities include finalising the mine design informed by an extensive resource drilling programme, finalising process plant flowsheet and technical design informed by further metallurgical test work. Harmony completed 23 000 metres of drilling for the quarter, for a total in excess of 106 000 metres of drilling since we acquired the Project in 2022. Exploration continues to grow the resource base of the project, underpinning our confidence in Eva as an important and sustainable source of copper for the long-term. Our current declared Mineral Resource for Eva Copper sits at 366 million tonnes (Mt) @ 0.4% copper (Cu) for 1 472 000 tonnes of copper and 196Mt @ 0.07g/t gold (Au) for 440 000 ounces of gold. Based on study work to date, a larger copper concentrator than contemplated in the previous study (prior to acquisition) is proposed, with milling throughput likely to be up to 18 million tonnes per annum. Based on that throughput rate, we anticipate the average annual production of copper to be approximately 50 000 tonnes to 60 000 tonnes, at an AISC in the middle of the global industry cost curve, subject to feasibility study outcomes. Given its scale, the Project will be a significant consumer of electricity, and we continue to assess options for long-term low-emission power supply, including through the introduction of renewable power generation on site. Subject to timing and cost, the Queensland Government’s CopperString 2032 transmission line project, connecting the North West Minerals Province in Queensland to the national electricity market, provides potential access to grid power for the Project. As previously reported, the Queensland Government declared Eva a 'Prescribed Project' given its strategic, economic and social significance to the region. This declaration has supported timely decision-making by relevant authorities on proposed amendments to the Project’s Environmental Authority (EA), with a number of amendments approved to date. We are working closely with the Queensland Government on preparations to secure the final amendment required for the Project which will align the EA with the Feasibility Study once it is finalised. The Queensland Government’s A$20.7 million grant (announced 30 July 2024), which is subject to a number of conditions including the Company reaching a positive Final Investment Decision (FID) by January 2026, has helped accelerate the development of the Project. This has comprised specific preparatory works at site as part of a broader programme of activities, including upgrades to site access roads and highway intersection, pioneer camp pad preparation and construction of laydown areas, all of which are progressing well. Wafi-Golpu Negotiations continue between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the terms of a Mining Development Contract (which is required for a Special Mining Lease). Harmony remains committed to permitting this Tier 1 copper-gold asset. BALANCE SHEET AND HEDGING The Company’s balance sheet remains robust and flexible with net cash increasing to R6.3 billion (US$362 million) from R2.9 billion (US$158 million) at the end of the 2024 financial year. We have excellent liquidity with cash and undrawn facilities of R15.7 billion (US$910 million). The gold hedge book has been maintained and the prerequisite minimum margins have been locked in, in line with our hedging policy. The average forward rand gold price on the hedge book is at R1 416 000/kg on a net position of 578 000oz at the end of the first quarter. The majority of our production remains unhedged and exposed to spot gold prices. ANNUAL PRODUCTION, COST AND GRADE GUIDANCE While we are only one quarter into FY25, we are confident of achieving our annual guidance of: • 1 400 000 to 1 500 000oz in total production • overall AISC of between R1 020 000/kg – R1 100 000/kg • underground grade of above 5.80g/t CONCLUSION As we head towards the end of the calendar year, we will maintain good momentum across our operations through our proactive safety culture, high-quality mining practices, and excellent project execution. Through ongoing investment in our people and our orebodies, we have, and will continue to demonstrate sustainable and meaningful value-creation for our shareholders and stakeholders. Peter Steenkamp Chief executive officer

COMPARATIVE OPERATIONAL METRICS FOR Q1FY25 VS Q4FY24 AND Q1FY24

	Unit	Q1FY25	Q4FY24	Q-on-q (%)	Q1FY24	Y-on-y (%)
Average gold price received	R/kg	1 360 974	1 321 838	3	1 127 208	21
	$/oz	2 356	2 215	6	1 881	25
Underground yield	g/t	6.32	5.99	6	6.29	0
Gold produced total	kg	13 131	11 801	11	13 223	(1)
	oz	422 172	379 410	11	425 130	(1)
South African optimised underground[1]	kg	4 887	4 485	9	5 448	(10)
	oz	157 121	144 197	9	175 158	(10)
South African high grade underground[2]	kg	4 872	3 986	22	4 234	15
	oz	156 639	128 152	22	136 126	15
South African surface[3]	kg	2 168	2 280	(5)	2 185	(1)
	oz	69 703	73 303	(5)	70 250	(1)
International (Hidden Valley)	kg	1 204	1 050	15	1 356	(11)
	oz	38 709	33 758	15	43 596	(11)
Total cash costs	R/kg	812 811	793 228	(2)	711 999	(14)
	$/oz	1 407	1 329	(6)	1 188	(18)
Group AISC	R/kg	963 310	973 120	1	841 436	(14)
	US$/oz	1 667	1 631	(2)	1 404	(19)
Group AIC	R/kg	1 026 004	1 050 820	2	900 505	(14)
	US$/oz	1 776	1 761	(1)	1 503	(18)
Average exchange rate	R/US$	17.97	18.56	(3)	18.64	(4)

[1] Tshepong South, Tshepong North, Target 1, Joel, Masimong, Doornkop and Kusasalethu
[2] Mponeng and Moab Khotsong
[3] Mine Waste Solutions, Phoenix, Central Plant, Savuka Tailings, Dumps and Kalgold

4 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024

HEDGE POSITION AS AT 30 SEPTEMBER 2024

		FY2025		FY2026		FY2027		FY2028		
		H1	H2	H1	H2	H1	H2	H1	H2	Total
Rand gold										
Forward contracts	koz	96	188	152	86	32	18	6	—	**578**
	R'000/kg	1 273	1 365	1 389	1 553	1 661	1 726	1 758	—	**1 416**
Dollar gold										
Forward contracts	koz	11	22	19	12	6	4	1	—	**75**
	$/oz	2 186	2 210	2 264	2 508	2 631	2 700	2 760	—	**2 335**
Rand Gold	koz	12	22	12	38	52	48	6	—	**190**
Collars	Floor R'000/kg	1 358	1 412	1 486	1 532	1 576	1 622	1 698	—	**1 544**
	Cap R'000/kg	1 535	1 591	1 695	1 729	1 785	1 831	1 907	—	**1 745**
Dollar Gold	koz	1	4	7	7	8	7	1	—	**35**
Collars	Floor US$/oz	2 270	2 340	2 395	2 448	2 500	2 536	2 576	—	**2 453**
	Cap US$/oz	2 520	2 615	2 667	2 721	2 788	2 818	2 876	—	**2 732**
Total Gold	koz	**120**	**236**	**190**	**143**	**98**	**77**	**14**	**—**	**878**
Currency Hedges										
Rand Dollar										
Zero Cost Collars	$m	88	156	60	22	—	—	—	—	**326**
	Floor R/$	18.69	19.22	19.05	19.41	—	—	—	—	**19.06**
	Cap R/$	20.70	21.24	21.05	21.41	—	—	—	—	**21.07**
Forward Contracts	$m	36	67	36	9	—	—	—	—	**148**
	R/$	19.67	20.05	20.12	20.40	—	—	—	—	**19.97**
Total Rand Dollar	$m	**124**	**223**	**96**	**31**	**—**	**—**	**—**	**—**	**474**
Dollar Silver										
Zero Cost Collars	koz	330	660	660	650	180	—	—	—	**2 480**
	Floor $/oz	25.70	27.05	28.28	30.09	31.47	—	—	—	**28.32**
	Cap $/oz	28.54	29.91	31.38	33.44	35.19	—	—	—	**31.43**

5 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Three months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled/tailings processed	**t'000**	**Sep-24**	**212**	**280**	**190**	**119**	**200**	**122**	**135**	**159**	**127**	**1 544**
		Jun-24	193	232	179	121	181	107	119	160	122	1 414
Yield	**g/tonne**	**Sep-24**	**8.84**	**10.70**	**4.19**	**5.74**	**4.33**	**4.64**	**3.48**	**6.51**	**3.71**	**6.32**
		Jun-24	8.16	10.39	3.99	5.69	3.88	3.96	3.82	6.65	3.57	5.99
Gold produced	**kg**	**Sep-24**	**1 875**	**2 997**	**796**	**683**	**866**	**566**	**470**	**1 035**	**471**	**9 759**
		Jun-24	1 575	2 411	715	689	702	424	455	1 064	436	8 471
Gold sold	**kg**	**Sep-24**	**1 903**	**3 003**	**819**	**702**	**870**	**583**	**473**	**1 037**	**485**	**9 875**
		Jun-24	1 684	2 435	737	711	708	437	465	1 075	450	8 702
Gold price received	**R/kg**	**Sep-24**	**1 379 318**	**1 380 777**	**1 382 339**	**1 381 254**	**1 375 347**	**1 380 823**	**1 377 404**	**1 379 443**	**1 380 126**	**1 379 850**
		Jun-24	1 341 494	1 341 647	1 341 501	1 340 105	1 341 417	1 340 741	1 345 684	1 341 813	1 340 089	1 341 571
Gold revenue[1]	**R'000**	**Sep-24**	**2 624 843**	**4 146 474**	**1 132 136**	**969 640**	**1 196 552**	**805 020**	**651 512**	**1 430 482**	**669 361**	**13 626 020**
		Jun-24	2 259 076	3 266 911	988 686	952 815	949 723	585 904	625 743	1 442 449	603 040	11 674 347
Cash operating cost (net of by-product credits)	**R'000**	**Sep-24**	**1 419 744**	**1 910 298**	**832 078**	**780 530**	**807 067**	**515 000**	**673 700**	**1 073 953**	**548 893**	**8 561 263**
		Jun-24	1 028 882	1 605 612	724 961	675 633	738 892	430 332	599 275	996 858	476 463	7 276 908
Inventory movement	**R'000**	**Sep-24**	**(16 132)**	**(4 753)**	**11 916**	**17 209**	**(23 214)**	**679**	**(10 970)**	**15 970**	**8 262**	**(1 033)**
		Jun-24	127 056	44 818	28 558	20 096	(6 755)	7 082	10 457	21 822	9 465	262 599
Operating costs	**R'000**	**Sep-24**	**1 403 612**	**1 905 545**	**843 994**	**797 739**	**783 853**	**515 679**	**662 730**	**1 089 923**	**557 155**	**8 560 230**
		Jun-24	1 155 938	1 650 430	753 519	695 729	732 137	437 414	609 732	1 018 680	485 928	7 539 507
Production profit/(loss)	**R'000**	**Sep-24**	**1 221 231**	**2 240 929**	**288 142**	**171 901**	**412 699**	**289 341**	**(11 218)**	**340 559**	**112 206**	**5 065 790**
		Jun-24	1 103 138	1 616 481	235 167	257 086	217 586	148 490	16 011	423 769	117 112	4 134 840
Capital expenditure	**R'000**	**Sep-24**	**318 188**	**394 300**	**150 987**	**133 309**	**173 445**	**75 234**	**125 675**	**76 966**	**13 745**	**1 461 849**
		Jun-24	364 985	268 757	170 536	142 885	191 125	86 775	163 503	62 193	16 989	1 467 748
Cash operating costs	**R/kg**	**Sep-24**	**757 197**	**637 403**	**1 045 324**	**1 142 796**	**931 948**	**909 894**	**1 433 404**	**1 037 636**	**1 165 378**	**877 268**
		Jun-24	653 258	665 953	1 013 931	980 599	1 052 553	1 014 934	1 317 088	936 897	1 092 805	859 038
Cash operating costs	**R/tonne**	**Sep-24**	**6 697**	**6 822**	**4 379**	**6 559**	**4 035**	**4 221**	**4 990**	**6 754**	**4 322**	**5 545**
		Jun-24	5 331	6 921	4 050	5 584	4 082	4 022	5 036	6 230	3 905	5 146
Cash operating cost and Capital	**R/kg**	**Sep-24**	**926 897**	**768 968**	**1 235 006**	**1 337 978**	**1 132 231**	**1 042 816**	**1 700 798**	**1 111 999**	**1 194 561**	**1 027 063**
		Jun-24	884 995	777 424	1 252 443	1 187 980	1 324 811	1 219 592	1 676 435	995 349	1 131 771	1 032 305
All-in sustaining cost	**R/kg**	**Sep-24**	**822 716**	**752 470**	**1 224 995**	**1 320 009**	**1 080 758**	**1 062 826**	**1 739 078**	**1 173 334**	**1 254 207**	**1 008 883**
		Jun-24	790 389	789 288	1 281 507	1 183 551	1 234 224	1 233 818	1 724 740	1 036 032	1 119 703	1 019 481
Operating free cash flow margin[2]	**%**	**Sep-24**	**34%**	**44%**	**13%**	**6%**	**18%**	**27%**	**(23)%**	**20%**	**16%**	**26%**
		Jun-24	38%	43%	9%	14%	2%	12%	(22)%	27%	18%	25%

6 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Three months ended	Mine Waste Solutions	Phoenix	Central Plant Reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled/tailings processed	**t'000**	**Sep-24**	**5 964**	**1 582**	**1 017**	**992**	**923**	**373**	**10 851**	**12 395**	**971**	**13 366**
		Jun-24	5 848	1 514	988	1 013	1 093	352	10 808	12 222	911	13 133
Yield	**g/tonne**	**Sep-24**	**0.147**	**0.154**	**0.155**	**0.161**	**0.432**	**0.88**	**0.20**	**0.96**	**1.24**	**0.98**
		Jun-24	0.161	0.172	0.150	0.151	0.404	0.95	0.21	0.88	1.15	0.90
Gold produced	**kg**	**Sep-24**	**878**	**243**	**158**	**160**	**399**	**330**	**2 168**	**11 927**	**1 204**	**13 131**
		Jun-24	942	261	148	153	442	334	2 280	10 751	1 050	11 801
Gold sold	**kg**	**Sep-24**	**886**	**248**	**159**	**152**	**398**	**325**	**2 168**	**12 043**	**1 222**	**13 265**
		Jun-24	963	266	141	163	448	342	2 323	11 025	927	11 952
Gold price received	**R/kg**	**Sep-24**	**1 081 756**	**1 432 484**	**1 377 377**	**1 374 414**	**1 377 485**	**1 377 102**	**1 262 640**	**1 358 750**	**1 382 893**	**1 360 974**
		Jun-24	1 074 881	1 396 771	1 339 830	1 344 417	1 340 004	1 342 012	1 237 192	1 319 578	1 348 723	1 321 838
Gold revenue[1]	**R'000**	**Sep-24**	**1 030 206**	**355 256**	**219 003**	**208 911**	**548 239**	**447 558**	**2 809 173**	**16 435 193**	**1 689 895**	**18 125 088**
		Jun-24	1 108 521	371 541	188 916	219 140	600 322	458 968	2 947 408	14 621 755	1 250 266	15 872 021
Cash operating cost (net of by-product credits)	**R'000**	**Sep-24**	**566 419**	**152 823**	**106 714**	**104 858**	**359 539**	**272 773**	**1 563 126**	**10 124 389**	**548 638**	**10 673 027**
		Jun-24	524 572	138 868	91 441	90 056	368 416	281 210	1 494 563	8 771 471	589 411	9 360 882
Inventory movement	**R'000**	**Sep-24**	**(4 590)**	**646**	**(498)**	**(5 222)**	**(2 042)**	**(1 845)**	**(13 551)**	**(14 584)**	**43 903**	**29 319**
		Jun-24	2 890	6 208	(4 580)	5 632	(3 730)	5 097	11 517	274 116	(132 386)	141 730
Operating costs	**R'000**	**Sep-24**	**561 829**	**153 469**	**106 216**	**99 636**	**357 497**	**270 928**	**1 549 575**	**10 109 805**	**592 541**	**10 702 346**
		Jun-24	527 462	145 076	86 861	95 688	364 686	286 307	1 506 080	9 045 587	457 025	9 502 612
Production profit/(loss)	**R'000**	**Sep-24**	**468 377**	**201 787**	**112 787**	**109 275**	**190 742**	**176 630**	**1 259 598**	**6 325 388**	**1 097 354**	**7 422 742**
		Jun-24	581 059	226 465	102 055	123 452	235 636	172 661	1 441 328	5 576 168	793 241	6 369 409
Capital expenditure	**R'000**	**Sep-24**	**284 589**	**969**	**486**	**11 398**	**81**	**55 034**	**352 557**	**1 814 406**	**376 521**	**2 190 927**
		Jun-24	365 533	6 330	5 965	7 829	1 167	69 009	455 833	1 923 581	576 465	2 500 046
Cash operating costs	**R/kg**	**Sep-24**	**645 124**	**628 901**	**675 405**	**655 363**	**901 100**	**826 585**	**720 999**	**848 863**	**455 679**	**812 811**
		Jun-24	556 870	532 061	617 845	588 601	833 520	841 946	655 510	815 875	561 344	793 228
Cash operating costs	**R/tonne**	**Sep-24**	**95**	**97**	**105**	**106**	**390**	**731**	**144**	**817**	**565**	**799**
		Jun-24	90	92	93	89	337	799	138	718	647	713
Cash operating cost and Capital	**R/kg**	**Sep-24**	**969 257**	**632 889**	**678 481**	**726 600**	**901 303**	**993 355**	**883 618**	**1 000 989**	**768 404**	**979 663**
		Jun-24	944 910	556 314	658 149	639 771	836 161	1 048 560	855 437	994 796	1 110 358	1 005 078
All-in sustaining cost	**R/kg**	**Sep-24**	**705 609**	**632 623**	**676 400**	**730 487**	**898 437**	**1 046 345**	**783 340**	**967 876**	**918 309**	**963 310**
		Jun-24	629 424	576 587	663 391	635 074	816 636	1 064 898	726 048	957 294	1 161 342	973 120
Operating free cash flow margin[2]	**%**	**Sep-24**	**11%**	**57%**	**51%**	**44%**	**34%**	**23%**	**29%**	**27%**	**46%**	**29%**
		Jun-24	14%	61%	48%	55%	38%	24%	32%	27%	9%	25%

[1]Includes a non-cash consideration to Franco-Nevada (Sep-24:R 71.770m, Jun-24:R 73.411m) under Mine Waste Solutions, excluded from the gold price calculation.
[2]Excludes run of mine costs for Kalgold (Sep-24 : -R16.028m, Jun-24 : R2.386m) and Hidden Valley (Sep-24 : R5.860m, Jun-24 : R29.030m).

7 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024

8 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024 Three months ended SOUTH AFRICA UNDERGROUND PRODUCTION Moab Khotsong Mponeng Tshepong North Tshepong South Doornkop Joel Target 1 Kusasalethu Masimong TOTAL UNDER- GROUND Ore milled/tailings processed t'000 Sep-24 234 309 210 131 221 135 149 175 140 1 704 Jun-24 213 256 197 133 200 118 131 176 135 1 559 Yield oz/ton Sep-24 0.258 0.312 0.122 0.168 0.126 0.135 0.101 0.190 0.108 0.184 Jun-24 0.238 0.303 0.117 0.167 0.113 0.116 0.112 0.194 0.104 0.175 Gold produced oz Sep-24 60 283 96 356 25 592 21 959 27 843 18 197 15 111 33 276 15 143 313 760 Jun-24 50 637 77 515 22 988 22 152 22 570 13 632 14 629 34 208 14 018 272 349 Gold sold oz Sep-24 61 183 96 549 26 331 22 570 27 971 18 744 15 207 33 340 15 593 317 488 Jun-24 54 142 78 287 23 695 22 859 22 763 14 050 14 950 34 562 14 468 279 776 Gold price received $/oz Sep-24 2 388 2 390 2 393 2 391 2 381 2 390 2 384 2 388 2 389 2 388 Jun-24 2 248 2 248 2 248 2 246 2 248 2 247 2 255 2 249 2 246 2 248 Gold revenue¹ $'000 Sep-24 146 079 230 761 63 006 53 963 66 591 44 801 36 258 79 610 37 251 758 320 Jun-24 121 721 176 024 53 271 51 338 51 172 31 569 33 716 77 720 32 492 629 023 Cash operating cost (net of by-product credits) $'000 Sep-24 79 012 106 312 46 307 43 439 44 915 28 661 37 493 59 768 30 548 476 455 Jun-24 55 437 86 511 39 062 36 403 39 812 23 186 32 289 53 711 25 672 392 083 Inventory movement $'000 Sep-24 (898) (265) 663 958 (1 292) 38 (611) 889 460 (58) Jun-24 6 846 2 415 1 539 1 083 (364) 382 563 1 176 510 14 150 Operating costs $'000 Sep-24 78 114 106 047 46 970 44 397 43 623 28 699 36 882 60 657 31 008 476 397 Jun-24 62 283 88 926 40 601 37 486 39 448 23 568 32 852 54 887 26 182 406 233 Production profit/(loss) $'000 Sep-24 67 965 124 714 16 036 9 566 22 968 16 102 (624) 18 953 6 243 281 923 Jun-24 59 438 87 098 12 670 13 852 11 724 8 001 864 22 833 6 310 222 790 Capital expenditure $'000 Sep-24 17 708 21 942 8 402 7 418 9 652 4 188 6 993 4 283 765 81 351 Jun-24 19 664 14 481 9 188 7 699 10 297 4 676 8 810 3 351 916 79 082 Cash operating costs $/oz Sep-24 1 311 1 103 1 809 1 978 1 613 1 575 2 481 1 796 2 017 1 519 Jun-24 1 095 1 116 1 699 1 643 1 764 1 701 2 207 1 570 1 831 1 440 Cash operating costs $/t Sep-24 338 344 221 332 203 212 252 342 218 280 Jun-24 260 338 198 274 199 196 246 305 190 251 Cash operating cost and Capital $/oz Sep-24 1 604 1 331 2 138 2 316 1 960 1 805 2 944 1 925 2 068 1 778 Jun-24 1 483 1 303 2 099 1 991 2 220 2 044 2 809 1 668 1 897 1 730 All-in sustaining cost $/oz Sep-24 1 424 1 303 2 120 2 285 1 871 1 840 3 010 2 031 2 171 1 746 Jun-24 1 325 1 323 2 148 1 984 2 068 2 068 2 891 1 736 1 876 1 709 Operating free cash flow margin² % Sep-24 34% 44% 13% 6% 18% 27% (23)% 20% 16% 26% Jun-24 38% 43% 9% 14% 2% 12% (22)% 27% 18% 25% OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) 9 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024 OPERATING RESULTS – QUARTER ON QUARTER (US$/IMPERIAL) continued Three months ended SOUTH AFRICA Hidden Valley TOTAL HARMONY SURFACE PRODUCTION TOTAL SOUTH AFRICA Mine Waste Solutions Phoenix Central Plant Reclamation Savuka Tailings Dumps Kalgold TOTAL SURFACE Ore milled/tailings processed t'000 Sep-24 6 577 1 745 1 121 1 094 1 018 411 11 966 13 670 1 071 14 741 Jun-24 6 449 1 670 1 089 1 117 1 205 388 11 918 13 477 1 005 14 482 Yield oz/ton Sep-24 0.004 0.004 0.005 0.005 0.013 0.026 0.006 0.028 0.036 0.029 Jun-24 0.005 0.005 0.004 0.004 0.012 0.028 0.006 0.026 0.034 0.026 Gold produced oz Sep-24 28 228 7 813 5 080 5 144 12 828 10 610 69 703 383 463 38 709 422 172 Jun-24 30 286 8 391 4 758 4 919 14 211 10 738 73 303 345 652 33 758 379 410 Gold sold oz Sep-24 28 486 7 973 5 112 4 887 12 796 10 449 69 703 387 191 39 288 426 479 Jun-24 30 961 8 552 4 533 5 241 14 404 10 996 74 687 354 463 29 804 384 267 Gold price received $/oz Sep-24 1 872 2 480 2 384 2 379 2 384 2 384 2 186 2 352 2 394 2 356 Jun-24 1 801 2 341 2 246 2 253 2 246 2 249 2 073 2 211 2 260 2 215 Gold revenue¹ $'000 Sep-24 57 333 19 771 12 188 11 626 30 511 24 908 156 337 914 657 94 047 1 008 704 Jun-24 59 728 20 019 10 179 11 807 32 346 24 730 158 809 787 832 67 365 855 197 Cash operating cost (net of by-product credits) $'000 Sep-24 31 522 8 505 5 939 5 835 20 009 15 180 86 990 563 445 30 532 593 977 Jun-24 28 265 7 482 4 927 4 853 19 850 15 152 80 529 472 612 31 757 504 369 Inventory movement $'000 Sep-24 (255) 36 (28) (291) (114) (103) (755) (813) 2 443 1 630 Jun-24 156 334 (247) 303 (201) 275 620 14 770 (7 133) 7 637 Operating costs $'000 Sep-24 31 267 8 541 5 911 5 544 19 895 15 077 86 235 562 632 32 975 595 607 Jun-24 28 421 7 816 4 680 5 156 19 649 15 427 81 149 487 382 24 624 512 006 Production profit/(loss) $'000 Sep-24 26 066 11 230 6 277 6 082 10 616 9 831 70 102 352 025 61 072 413 097 Jun-24 31 307 12 203 5 499 6 651 12 697 9 303 77 660 300 450 42 741 343 191 Capital expenditure $'000 Sep-24 15 839 54 27 634 5 3 063 19 622 100 973 20 955 121 928 Jun-24 19 695 341 321 422 63 3 718 24 560 103 642 31 060 134 702 Cash operating costs $/oz Sep-24 1 117 1 089 1 169 1 134 1 560 1 431 1 248 1 469 789 1 407 Jun-24 933 892 1 036 987 1 397 1 411 1 099 1 367 941 1 329 Cash operating costs $/t Sep-24 5 5 5 5 20 37 7 41 29 40 Jun-24 4 4 5 4 16 39 7 35 32 35 Cash operating cost and Capital $/oz Sep-24 1 678 1 095 1 174 1 258 1 560 1 719 1 530 1 733 1 330 1 696 Jun-24 1 584 932 1 103 1 072 1 401 1 757 1 434 1 667 1 861 1 684 All-in sustaining cost $/oz Sep-24 1 221 1 095 1 171 1 264 1 555 1 811 1 356 1 675 1 593 1 667 Jun-24 1 055 966 1 112 1 064 1 369 1 785 1 217 1 604 1 947 1 631 Operating free cash flow margin² % Sep-24 11% 57% 51% 44% 34% 23% 29% 27% 46% 29% Jun-24 14% 61% 48% 55% 38% 24% 32% 27% 9% 25% ¹Includes a non-cash consideration to Franco-Nevada (Sep-24: US$ 3.994m, Jun-24: US$ 3.955m) under Mine Waste Solutions, excluded from the gold price calculation. ²Excludes run of mine costs for Kalgold (Sep-24 : -US$0.892m, Jun-24 : US$0.129m) and Hidden Valley (Sep-24 : US$0.326m, Jun-24 : US$1.564m). 10 Harmony Gold Mining Company Limited | Operational Update for the three months ended 30 September 2024 FORWARD-LOOKING STATEMENTS This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts. The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors. Competent Person’s statement The information in this booklet that relates to Mineral Resources or Ore Reserves has been extracted from our Reserves and Resources statement published as at 30 June 2024. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person’s findings are presented have not been materially modified from the original release. HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2024, are available on our website (www.harmony.co.za/invest). SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: November 11, 2024 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director